MEDINA INTERNATIONAL HOLDINGS, INC.
                                1802 Pomona Road
                                Corona, CA 92880




                                  March 6, 2013




Securities and Exchange Commission
Attn:    Linda Cvrkel
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holdings, Inc.
         Form 10-K for the year ended April 30, 2012
         Filed August 14, 2012
         Form 10-Q for the quarter ended October 31, 2012 Filed December 13, 2012 File No. 0-27211

Dear Ms. Cvrkel:

         We have received your correspondence dated February 25, 2013, regarding our Annual Report on Form 10-K for the Fiscal year ended April 30, 2012 and the Form 10-Q for the quarter ended for October 31, 2012 for Medina International Holdings, Inc. (the Company), as referenced above.

         The response set forth below have been organized in the same manner in the same manner in manner in which your comments and headings were organized in the Comment Letter.

Form 10-K for the Year Ended April 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

1. We note your response to our prior comment number one. Please confirm that you will revise your disclosure that to discuss the reason(s) for the why gross profit margin decreased from 33% for fiscal 2011 to 18.28% in fiscal 2012.

      We confirm that we will revise the disclosure in 10K for the year ended April 30, 2012 and will file an amendment to such effect upon the resolution of the outstanding comments.

Statements of Shareholders' Equity, page F-4

2. We note your response to our prior comment number two; however, we reissue in part as your response did not fully address our concerns. Please tell us why it appears that 650,000 shares of common stock issued for services and common stock issued to directors during 2012 were valued at a significantly lesser amount than in the cash transaction in which you sold one million shares of common stock for $150,000 during 2012.

The shares issued to the Company's Directors and Consultants were issued for services on various dates. Shares issued for services to three consultants were valued at a price quoted at OTCBB exchange on dates shares were committed to or issued to the individuals.

We had acquired Wintec Protective system, Inc. on June 28, 2011 and Company had to fund the Wintec Protective Systems, Inc. An unrelated party agreed to fund the subsidiary Wintec Protective Systems, Inc. with one hundred fifty thousand dollars ($150,000). Management of Medina International Holdings, Inc. agreed to issue one million shares (1,000,000) in exchange of one hundred fifty thousand dollars ($150,000) at an agreed price of $0.15 per share, these funds were then invested in Wintec Protective Systems, Inc. The price of $0.15 per share was based on a high stock price on the OTCBB market during the month of September 2011 at $0.14.

Shares of common stock that were issued for conversion of debt or for cash were at an agreed price by both parties taking into account that there is no volume in the trading over the OTCBB Exchange.

3. We note from your response to our prior comment number six that the company is internally developing the 20' mold for production of boats. Pease tell us why you believe capitalization of such costs is appropriate at this stage of development. As part of your response, please tell us how you considered the guidance in ASC 730-10 relating to research and development costs in determining the appropriate accounting treatment. Furthermore, please explain to us why such costs representing $38,305 at April 30, 2012 are being depreciated if the mold is still considered work in progress and discuss why the useful life of seven years is appropriate and revise your disclosures, accordingly.

The 20' mold for production of boats was developed and is ready for production purposes. The expense on the mold is not a research and development (R&D) expense as the mold is used for production. The guidance of ASC 730-10 relates to research and development costs and therefor does not apply to our 20' mold as we are going to use it for production purposes.

As at the year ended April 30, 2012, a majority of the work on the mold was complete and it was decided to depreciate starting year ended April 30, 2012. Management decided to include the mold under its Machinery and Equipment category and is depreciated using seven years useful life, although the mold will last longer than 7 years. We will revise the sub heading to read, 20' Fire Rescue Mold instead of 20' Fire Rescue Mold WIP.

4. Also, please explain to us why you believe it is appropriate to capitalize the design drawings of $65,000. Please tell us how your treatment complies with the guidance prescribed in ASC 730-10. You may also refer to ASC 730-10-55. Notwithstanding the above, please explain and disclosure in the notes why a useful life of 10 years for design drawings is appropriate.

Design Drawings at a cost of $65,000 is for making drawings which helps in building standard 26' and 30' boats. Actual life of the boat design may last longer than 10 years as these standard drawings can be modified to make it custom boat. Therefore, we provided 10 years for as life span.

ASC  730-10-55-1:   We  invested  in  two  designs  of  boats  for  commercially manufacturing boats. We have already built and delivered two boats of both designs. We will use these designs and drawings for future boats manufacturing. We have estimated that the usefulness of these Design and drawings for 10 years, as these designs can be used with minor changes more than 10 years.

These designs do not come under guidance ASC 730-10-55 which reference to the following:

1. designs are not conceptual formulation or design of possible product or process alternative,

2.   modification of the design of a product or process,

3.   design of preproduction prototype and models,

4. design of a pilot plant that is not of a scale economically feasible to the entity for commercial production,

5. engineering activity required to advance the design of a product to meet specific functional and economic requirements and is ready for manufacture and design and tools used to facilitate R&D.

Form 10-Q for the Quarter Ended October 31, 2012

Note 4. Fixed Assets, page F-9

5. We note from your response to our prior comment number seven that $80,522 of intangible assets recorded as property, plant and equipment represent design drawings that are being capitalized and depreciated over 10 years. In this regard, please explain to us, why you believe it is appropriate to capitalize the design drawings of $80,522 as of October 31, 2012. As part of your response, please tell us how your treatment complies with the guidance prescribed in ASC 730-10. You may also refer to ASC 730-10-55. We may have further comment upon receipt of your response.

ASC  730-10-55-1:   We  invested  in  two  designs  of  boats  for  commercially manufacturing boats. We have already built and delivered two boats of both designs. We will use these designs and drawings for future boats manufacturing. We have estimated that the usefulness of these Design and drawings for 10 years, as these designs can be used with minor changes more than 10 years.

These designs do not come under guidance ASC 730-10-55 which reference the following:

1. designs are not conceptual formulation or design of possible product or process alternative,

2.   modification of the design of a product or process,

3.   design of preproduction prototype and models,

4. design of a pilot plant that is not of a scale economically feasible to the entity for commercial production,

5. engineering activity required to advance the design of a product to meet specific functional and economic requirements and is ready for manufacture and design and tools used to facilitate R&D.

In response to the comment letter dated February 25, 2013, the Company acknowledges to the SEC that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                     Sincerely,

                                                     /s/ Madhava Rao Mankal
                                                         ------------------
                                                         Madhava Rao Mankal,
                                                         Chief Financial Officer